September 29, 2006

Via U.S. Mail

Kenneth Ferry
Chief Executive Officer and President
iCAD, Inc.
4 Townsend West, Suite 17
Nashua, NH  03603

	Re:	iCAD, Inc.
		Schedule TO-I filed September 22, 2006
		SEC File No. 5-37722

Dear Mr. Ferry:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
1. We note your indication in response to Item 6(c). that this disclosure is "not applicable." If you mean to say that you have no such plans, please revise to state this.
Exhibit (a)(1) - Offer to Exchange
2. We note that your offer is expected to expire at 5:00 PM. Please note that the offer must remain open at least twenty full business days, which means your offer should be revised to stay open until at least midnight Eastern time on the twentieth business day. This is because October 9th is a federal holiday and, therefore, is not counted as a business day. Please ensure that your offer remains open at least twenty full business days and consistently revise your offering materials to reflect the revised expiration time. Refer to
Q&A No. 8 in SEC Release 34-16623 (March 5, 1980).
3. It appears that you are relying upon the exemptive order issued by the Commission on March 21, 2001. Accordingly, please advise us what consideration, if any, has been given to whether each category of eligible persons, in particular the Consultants, is included within the meaning of "employee benefit plan" as defined in Rule 405. Ensure that you discuss the nature of the consulting or advisory services that this category of eligible persons provides to you. In particular, please refer to the categories of consultants discussed in
Release No. 33-7646 and confirm, if true, that the services rendered by these option holders fall into one of the "permissible" categories discussed in the release. We may have further comment upon receipt of your response.
4. In the first paragraph on page 3 and elsewhere throughout your Offer to Exchange, you indicate that your Board of Directors "will retain the authority, in its sole discretion, to terminate, modify, amend or postpone the Offer to Exchange..." without qualification. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise to clarify that you may only terminate the offer upon the failure of a condition.
	Summary Term Sheet, page 1
5. You indicate under Q&A #3 that "current consultants of the Company, who are not employees, are also eligible to participate in the offer," however, on the first page of the Offer to Exchange you state that "certain consultants" may participate. Please revise to clarify.
6. Under Q&A #11, you refer readers to the discussion of "Material Federal Income Tax Consequences," however, this discussion contains no mention of the adverse tax consequences that may occur to optionees who do not tender. Please revise.

	5. Change in Election/Withdrawal Rights, page 12
7. You have indicated that optionees may withdraw [their] tendered options "only if [they] comply with the provisions of this Section 5."
Revise to disclose that options not yet accepted for payment or exchange after the expiration of forty business days from the commencement of the offers may be withdrawn. See Rule 13e-4(f)(2)(ii).

	6. Acceptance of Eligible Options for Cancellation and Repurchase; Issuance of New Options, page 14
8. Under "Issuance of New Options on Replacement Grant Date," you indicate that you expect to grant the New Options on or about October
23, 2006 and that you "expect to send [optionees] option agreements evidencing the New Options within two weeks of such date." What will option holders receive reflecting their receipt of consideration in the offer, if not the documentation of the grant itself? Please advise with a view towards satisfying the requirement that you promptly pay consideration after the expiration of the offer pursuant to Rule 13e-4(f)(5) and Rule 14e-1(c).


	7. Conditions of the Offer, page 15
9. See the first paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
10. A tender offer may only be subject to conditions that are drafted
with sufficient specificity to allow for objective verification that
the conditions have been satisfied.  In this regard, we note the following:
* the reference to "any action or omission to act" by you in the first
paragraph;
* the references to "could" in the second bullet point;
* the references to "threatened" in the second and third bullet points;
* the references to "indirectly" in the second, third and fourth bullet points;
* the references to "contemplated future conduct of [y]our
business"
and "contemplated benefits of the offer" in the second and third bullet points; and
* the reference to "significant" in the fourth bullet point. Please revise to clarify the conditions in accordance with this comment.
11. The disclosure in the last bullet point states that your offer may
be terminated if "any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of iCAD ... that, in [y]our
reasonable
judgment, is or may be material to iCAD...."  This condition appears
to include both positive and negative effects on the business and may be so broad as to render the offer illusory because your reference to
"is or may be" material is too vague to allow an option holder to judge the scope of this condition. Please revise your disclosure to clarify those changes or events that would allow termination of the offer.

	10. Information concerning iCad, page 20
12. We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c) of
Regulation M-A. It does not, however, appear that you have included all of the summary information required by Item 1010(c); specifically, it does not appear that Items 1010(c)(4) or (5) have been provided.
Please revise to include this information and disseminate the additional summary financial information to option holders.

Exhibit (a)(3) - Letter of Transmittal
13. We note your request that the security holder acknowledge that they have "read and understand" the tender offer. It is not appropriate to require security holders to attest to the fact that they "read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials or confirm to us that you will not use this language as a defense to any claims of liability. This comment also applies to the Notice of Withdrawal.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (212) 885-5001:

Robert J. Mittman, Esq.
Ethan Seer, Esq.
Blank Rome LLP
iCAD, Inc.
September 29, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE